UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

NOVASTAR FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	74-2830661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2114 Central Street, Suite 600, Kansas City, MO 64108
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒
Securities Act registration statement file number to which this form relates:
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights
(Title of Class)

Item 1    Description of Registrant's Securities to be Registered.
On September 15, 2011 NovaStar Financial, Inc., a Maryland corporation (the “Company”), entered into a Rights Agreement with Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). The Company entered into the Rights Agreement in an effort to deter acquisitions of the Company's common stock, par value $0.01 per share (“Common Stock”) that would potentially limit the Company's ability to use its built-in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.
A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read in together with the entire Rights Agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The following description is qualified in its entirety by reference to such exhibit.
General. Under the Rights Agreement, from and after the record date of September 27, 2011, each share of Common Stock will carry with it one preferred share purchase right (a “Right”), until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will impose a significant penalty upon any person that, together with all Affiliates and Associates (each as defined in the Rights Agreement), acquires 4.9% or more of outstanding Common Stock after September 15, 2011. Stockholders who own 4.9% or more of the outstanding Common Stock as of the close of business on September 15, 2011, will not trigger the Rights so long as they do not fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. A person will not trigger the Rights solely as a result of any transaction that the Company's Board of Directors (the “Board”) determines, in its sole discretion, is an exempt transaction for purposes of triggering the Rights. Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and its Affiliates and Associates will be exempt for the purposes of the Rights Agreement, unless and until Mass Mutual (or any Affiliates of Mass Mutual) acquires any Common Stock other than pursuant to any transfers of Common Stock or other Company equity interests between Mass Mutual and its Affiliates. Likewise, Jefferies Capital Partners IV LP (“Jefferies”) and its Affiliates and Associates will be exempt for the purposes of the Rights Agreement, unless and until Jefferies (or any Affiliates of Jefferies) acquires any Common Stock other than pursuant to any transfers of Common Stock or other Company equity interests between Jefferies and its Affiliates.
The Board may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company's best interests. Any person that acquires shares of Common Stock in violation of these limitations is known as an “Acquiring Person.”
The Rights. From the record date of September 27, 2011, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues after September 27, 2011, until the Distribution Date or earlier expiration of the Rights.
Exercise Price. Each Right will allow its holder to purchase from the Company one ten-thousandth of a share of Series F Junior Participating Preferred Stock (“Preferred Share”) for $2.33, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights will not be exercisable until 15 business days after the public announcement by the Company, or by an Acquiring Person that provides actual notice to the Company, unless the Rights Agreement is theretofore terminated or the Rights are theretofore redeemed (as described below).
The date when the Rights become exercisable is the “Distribution Date.” Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, are void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the 'current per share market price' of the Common Stock (as defined in the Rights Agreement) on the date of the acquisition that resulted in such person or group becoming an Acquiring Person.
Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person or any Affiliates or Associates of the Acquiring Person.
Preferred Share Provisions. Each one ten-thousandth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to dividends equal to the dividends, if any, paid on one share of Common Stock.

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Common Stock, whichever is greater.

•
will vote together with the Common Stock as one class on all matters submitted to a vote of stockholders of the Company and will have the same voting power as one share of Common Stock, except as otherwise provided by law.

•	will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The value of one ten-thousandth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.
Expiration. The Rights will expire on the earliest of (i) June 28, 2014 (i.e., the day following the third anniversary of the closing of the recapitalization of the Company's Series C Preferred Stock and Series D Preferred Stock), (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the time at which the Board determines that the Net Operating Losses of the Company (the “NOLs”) are utilized in all material respects or that an ownership change under Section 382 of the Internal Revenue Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes or (v) a determination by the Board, prior to the Distribution Date, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.
Redemption. The Board may redeem the Rights for $0.0001 per Right at any time before the Distribution Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its Common Stock.
Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.
Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After the Distribution Date, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).
Item 2    Exhibits.

Exhibit Number	Description
3.1
Articles Supplementary of Series F Junior Participating Preferred Stock of NovaStar Financial, Inc. filed with the Department of Assessments and Taxation of the State of Maryland on September 16, 2011.

4.1
Rights Agreement, dated September 15, 2011, by an between NovaStar Financial, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the form of Articles Supplementary, setting forth the terms of the Series F Junior Participating Preferred Stock, par value $0.01 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the summary of the Rights as Exhibit C.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOVASTAR FINANCIAL, INC.

DATE: September 21, 2011	/s/ Rodney E. Schwatken
Rodney E. Schwatken Chief Financial Officer